

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2010

Ross A. Benavides
Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, Texas 77002

> **Re:** **Genesis Energy, L.P.**
> **Registration Statement on Form S-3**
> **Filed May 28, 2010**
> **File No. 333-167189**

Dear Benavides:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering "equity securities." We believe that the term "equity securities" is too broad. See, e.g., Release No. 33-8591 n.524 (July 19, 2005). Please be more specific in identifying the names or classes of the securities you are registering. Make applicable revisions throughout the registration statement and obtain a revised legal opinion that reflects these changes.

Exhibit 5.1

2. We note that the legal opinion includes a qualification regarding the potential affect of Sections 17-303 and 17-607 of the Delaware Revised Uniform Limited Partnership Act on the nonassessability of the securities. We also note your discussion on page 17 of the Form S-3 regarding deemed distributions of cash. We further note your discussion on

page 4 of the Form S-3 regarding *Limited Liability* which states that "The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years." Please expand the risk factor section in the Form S-3 to include a discussion of these items and the nonassessability qualification found in your legal opinion relating to the securities that are being offered on this registration statement. In the new risk factor, please discuss the impact of the deemed distributions, if any. For example, if true, please disclose that investors may be liable for deemed distributions for which they did not actually receive cash.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Vincent Kendrick